

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Momoko A. Beran
Chief Financial Officer
Simulations Plus, Inc.
42505 Tenth Street West
Lancaster, CA 93534-7059

      Re: Simulations Plus, Inc.
             Schedule 14A
             Filed December 15, 2010
             File No. 001-32046

Dear Ms. Beran:

      We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           Mark P. Shuman
                           Branch Chief